Exhibit 99.1

Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

   Condensed consolidated interim financial statements

   For the three and six months ended June 30, 2026, and 2025

[expressed in United States dollars]

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

 [unaudited] [expressed in United States dollars]

As at		June 30,	December 31,
		2026	2025
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		3,647,072	1,905,357
Other receivables	4	107,634	231,053
Prepaid expenses and deposits		55,314	15,290
Investments	5	210,708	459,080
Inventory		53,012	52,133
Digital assets - restricted	6,10	—	1,601,865
Digital assets	6,10	5,887,655	2,213,575
		9,961,395	6,478,353
Non-current assets
Equipment, net		61,943	67,029
Right-of-use asset, net		63,943	102,320
Intangible assets, net	7	4,304,604	4,513,207
Total assets		14,391,885	11,160,909

LIABILITIES
Current liabilities
Trade and other payables	8,19	3,379,857	4,182,083
Lease obligations		64,922	103,165
Warrants liability	9	2,227,505	—
Derivative liabilities	11	1,726,994	—
Notes payable	10	300,549	1,300,549
Convertible debentures	11	597,843	472,497
		8,297,670	6,058,294
Total liabilities		8,297,670	6,058,294

SHAREHOLDERS' EQUITY
Class A Multiple Voting Share capital	12	152,247	152,247
Class B Subordinate Voting Share capital	12	187,872,096	169,551,044
Warrants	12	—	10,009
Contributed surplus		34,754,607	35,405,812
Foreign exchange translation reserve		269,795	91,533
Accumulated deficit		(215,099,436)	(198,286,170)
Equity attributable to shareholders of the Company		7,949,309	6,924,475
Non-controlling interests	14	(1,855,094)	(1,821,860)
		6,094,215	5,102,615
Total liabilities and shareholders’ equity		14,391,885	11,160,909

Commitments and contingencies	18
Subsequent events	22

On behalf of the Board:

/s/ Zeeshan Saeed	/s/ Eric Hoskins
Zeeshan Saeed Director	Eric Hoskins Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[unaudited] [expressed in United States dollar, except number of shares]

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Notes	$	$	$	$

Expenses
General and administrative	16	1,764,345	3,313,275	3,085,065	4,641,386
External research and development fees		387,428	549,197	1,013,520	2,197,547
Share-based payments	13,19	13,449	849,584	905,506	1,140,856
Depreciation and amortization	7	128,368	141,383	255,804	271,073
Total operating expenses		2,293,590	4,853,439	5,259,895	8,250,862

Loss from operations		(2,293,590)	(4,853,439)	(5,259,895)	(8,250,862)

Interest expense (income)		42,544	(90,733)	51,606	(157,949)
Other income		(29,635)	(1,935,956)	(40,086)	(1,943,016)
Finance expense, net		84,532	116,962	107,386	139,130
Accretion expense	11	112,079	118,611	125,346	447,059
Loss (gain) on settlement of debt	12	(452,741)	110,267	(416,939)	(74,863)
Loss (gain) in fair value of derivative liabilities and warrant liability	9,11	85,988	7,549,654	9,326,274	12,150,368
Unrealized loss (gain) on change in fair value of digital assets	6	906,364	(913,625)	2,151,307	(194,798)
Realized (gain) on sale of digital assets	6	—	(35,720)	(4,311)	(104,013)
Realized (gain) on sale of investments	5	(21)	—	(21)	—
Unrealized loss (gain) in fair value of investments	5	50,236	(6,572)	286,043	(6,572)
Net loss		(3,092,936)	(9,766,327)	(16,846,500)	(18,506,208)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange gain on translation of foreign operations		55,264	83,544	178,262	80,052
Comprehensive loss		(3,037,672)	(9,682,783)	(16,668,238)	(18,426,156)

Net loss attributable to:
Equity owners of the Company		(3,252,967)	(9,253,067)	(16,813,266)	(17,829,790)
Non-controlling interests	14	160,031	(513,260)	(33,234)	(676,418)
		(3,092,936)	(9,766,327)	(16,846,500)	(18,506,208)

Net (loss) per share
Basic and diluted	15	$(0.47)	$(3.23)	$(3.02)	$(6.73)

Weighted average number of shares outstanding – basic and diluted	15	6,651,217	3,021,005	5,576,308	2,749,498

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended June 30, 2026, and 2025

[unaudited][expressed in United States dollars, except number of shares]

	Class A shares		Class A shares to be issued		Class B shares		Warrants		Contributed surplus	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2024	12	151,701	—	—	2,299,502	150,318,624	210,370	1,997,759	31,072,543	(1,040,306)	50,795	(172,110,884)	10,440,232
Shares issued - convertible debt [note 11,12]	—	—	—	—	984,792	8,192,245	—	—	—	—	—	—	8,192,245
Shares to be issued [note 12]	—	—	12	439	—	—	—	—	—	—	—	—	439
Shares for debt [note 12]	—	—	—	—	46,003	451,743	—	—	—	—	—	—	451,743
Warrants issued [note 11]	—	—	—	—	—	—	346,806	—	—	—	—	—	—
Warrants expired [note 12]	—	—	—	—	—	—	(55,942)	(968,979)	968,979	—	—	—	—
Exercise of warrants [note 11, 12]	—	—	—	—	8,500	99,588	(8,500)	—	—	—	—	—	99,588
Share-based payments [note 13]	—	—	—	—	—	—	—	—	1,140,856	—	—	—	1,140,856
Exercise of RSUs [note 12,13]	—	—	—	—	92,690	515,625	—	—	(515,625)	—	—	—	—
Exercise of options [note 12,13]	—	—	—	—	37,192	232,444	—	—	(84,358)	—	—	—	148,086
Comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(676,418)	80,052	(17,829,790)	(18,426,156)
Balance, June 30, 2025	12	151,701	12	439	3,468,679	159,810,269	492,734	1,028,780	32,582,395	(1,716,724)	130,847	(189,940,674)	2,047,033

Balance, December 31, 2025	42	152,247	—	—	3,887,729	169,551,044	32	10,009	35,405,812	(1,821,860)	91,533	(198,286,170)	5,102,615
Shares issued [note 12]	—	—	—	—	2,127,794	7,876,531	—	—	—	—	—	—	7,876,531
Shares issued - convertible debt [note 11,12]	—	—	—	—	794,176	4,906,760	—	—	—	—	—	—	4,906,760
Shares for debt [note 12]	—	—	—	—	370,457	839,896	—	—	—	—	—	—	839,896
Warrants issued [note 11]	—	—	—	—	—	—	1,249,984	—	—	—	—	—	—
Warrants expired [note 12]	—	—	—	—	—	—	(32)	(10,009)	10,009	—	—	—	—
Exercise of warrants [note 11, 12]	—	—	—	—	352,549	3,239,724	(529,994)	—	—	—	—	—	3,239,724
Share-based payments [note 13]	—	—	—	—	—	—	—	—	905,506	—	—	—	905,506
Exercise of RSUs [note 12,13]	—	—	—	—	44,415	1,458,141	—	—	(1,566,720)	—	—	—	(108,579)
Comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(33,234)	178,262	(16,813,266)	(16,668,238)
Balance, June 30, 2026	42	152,247	—	—	7,577,120	187,872,096	719,990	—	34,754,607	(1,855,094)	269,795	(215,099,436)	6,094,215

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN CASH FLOWS

For the six months ended June 30, 2026, and 2025

[unaudited] [expressed in United States dollar]

	2026	2025
	$	$
Operating activities
Net loss	(16,846,500)	(18,506,208)
Add (deduct) items not affecting cash
Depreciation and amortization	255,804	271,073
Interest expense	41,600	—
Accretion expense	125,346	447,059
Share-based payments	905,506	1,140,856
Change in fair value of investments	286,043	(6,572)
Change in fair value of derivative liabilities and warrant liability	9,326,274	12,150,368
Unrealized foreign exchange (gain)	(536,147)	(534,430)
Unrealized loss (gain) on change in fair value of digital assets	2,151,307	(194,798)
Realized (gain) on sale of digital assets	(4,311)	(104,013)
(Gain) on settlement of debt	(416,939)	(74,863)
Realized (gain) on sale of investments	(21)	—
Changes in non-cash working capital balances
Finance receivables	—	393,480
Other receivables	123,419	181,480
Prepaid expenses and deposits	(40,024)	(384,188)
Inventory	(879)	40,373
Deferred income	—	(1,000,000)
Trade and other payables	1,171,051	(29,555)
Cash used in operating activities	(3,458,471)	(6,209,938)

Investing activities
Redemption of investments	—	1,181,499
Purchase of investments	(50,855)	—
Proceeds from sale of investments	12,428	—
Purchases of digital assets	(4,288,191)	(4,247,050)
Proceeds from sale of digital assets	68,980	354,013
Cash (used in) provided by investing activities	(4,257,638)	(2,711,538)

Financing activities
Proceeds from issuance of shares, net	7,876,531	—
Proceeds from shares to be issued	—	439
Proceeds from convertible debentures	2,733,109	2,963,402
Proceeds from exercise of warrants	—	43,257
Payment of lease obligation	(43,237)	(57,468)
Exercise of RSUs	(108,579)	—
Proceeds from share options exercised	—	148,086
Repayment of loans from tax rebate refund	—	(784,986)
(Repayment of) proceeds from Bitgo loan	(1,000,000)	1,000,000
Proceeds from loans	—	1,110,450
Cash provided by financing activities	9,457,824	4,423,180

Net increase (decrease)	1,741,715	(4,498,296)

Cash and cash equivalents, beginning of the period	1,905,357	5,995,872
Cash and cash equivalents, end of the period	3,647,072	1,497,576

Non-cash transactions
Shares issued for debt	839,896	451,743

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

1.	Nature of business

Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (“Quantum” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. The Company also maintains selective R&D programs for inflammatory diseases (FSD-PEA) and depression (Lucid-PSYCH), though these initiatives remain secondary priorities. Quantum is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. Quantum maintained, through its wholly owned subsidiary, FSD Strategic Investments Inc. ("FSD Strategic Investments"), a portfolio of strategic investments which historically represented loans secured by residential properties. During the year ended December 31, 2025, the entire portfolio of these loan receivables was sold to a corporation owned by the CFO of the Company. As of June 30, 2026, the Company no longer holds any loans secured by residential properties.

The Company’s registered office is located at 1 Adelaide Street East, Suite 801. On August 15, 2024, the Company consolidated its Class A Multiple Voting Shares and Class B Subordinate Voting Shares (each as defined hereinafter) on a 65:1 basis and changed its name to "Quantum BioPharma Ltd." with a new trading symbol "QNTM" on both NASDAQ and CSE.

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly Nutrition Corp. (“Celly”). Celly changed its name to “Unbuzzd Wellness Inc.” (“Unbuzzd”), effective May 23, 2025. The License Agreement provides Unbuzzd access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Unbuzzd the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Unbuzzd rights to certain trademarks. In exchange, Quantum received 200,000,000 Unbuzzd Common Shares (as defined below) following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles Quantum to purchase up to 25% of the Unbuzzd Common Shares deemed outstanding less the 200,000,000 Unbuzzd Common Shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. Quantum is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, Quantum acquired 34.66% of Unbuzzd. On July 31, 2023, the Company and Unbuzzd entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. On April 3, 2024, an amendment to the loan agreement was approved for additional gross proceeds of C$300,000. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Unbuzzd to its shareholders. The License Agreement was amended and restated on August 14, 2024. The condensed consolidated interim financial statements incorporate the assets and liabilities of Unbuzzd as of June 30, 2026, and the results of operations and cash flows for the three and six months ended June 30, 2026. As of June 30, 2026, the Company had a 19.48% (December 31, 2025 – 19.84%) ownership interest in Unbuzzd through Unbuzzd Common Shares.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

Subsidiaries

These condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The Company has the following subsidiaries:

		Ownership percentage as at	Ownership percentage as at
		June 30, 2026	December 31, 2025
Entity Name	Country	%	%
FSD Biosciences Inc.	USA	100.00	100.00
Prismic Pharmaceuticals Inc. (“Prismic”)	USA	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00
FSD Pharma Australia Pty Ltd (“FSD Australia”)	Australia	100.00	100.00
Unbuzzd Wellness Inc.	Canada	19.48	19.84
Huge Biopharma Australia Pty Ltd (“Huge Biopharma”)	Australia	100.00	100.00

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the condensed consolidated interim statements of financial position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the condensed consolidated interim statements of loss and comprehensive loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

2.	Basis of presentation

[a] Statement of compliance

These condensed consolidated interim financial statements (“financial statements’) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2025. These financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

These financial statements were approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on August 13, 2026.

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. These condensed consolidated interim financial statements are presented in United States dollars ("USD"), which is the Company’s functional and presentation currency for all years presented. The Company’s functional currency is the United States dollar, and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Unbuzzd Wellness Inc.	Canadian Dollar
Huge Biopharma Australia Pty Ltd	Australian Dollar

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2025, and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

[d] Comparative figures

Certain amounts in the prior year have been reclassified to conform with classification in the current year.

3.	New standards, amendments and interpretations adopted by the Company

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Disclosures. The amendments clarify the derecognition of financial liabilities and introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features and the treatment of non-recourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The Company has adopted these amendments in the consolidated interim financial statements.

The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements, effective on January 1, 2027. Earlier application is permitted. The objective of IFRS 18 is to set out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. IFRS 18 applies to all financial statements that are prepared and presented in accordance with IFRSs. Standards for recognizing, measuring, and disclosing specific transactions are addressed in other Standards and Interpretations.

The Company is currently assessing the impact on its consolidated interim financial statements.

4.	Other receivables

The Company’s other receivables are comprised of the following as at:

	June 30, 2026	December 31, 2025
	$	$
Sales tax recoverable	94,262	102,714
Interest receivable	13,148	73,575
Other receivables	224	1,712
Subscription receivables	—	53,052
	107,634	231,053

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

5.	Investments

The following tables outline changes in investments during the period ended June 30, 2026:

			Balance at December 31, 2025	Additions	Disposals	Change in fair value through profit or loss	Effects of foreign exchange	Balance at June 30, 2026
Entity	Instrument	Note	$	$	$	$	$	$
A2ZCryptoCap Inc.	Shares	(i)	3,794	-	-	1,273	-	5,067
Royal Bank of Canada	GIC	(ii)	21,889	-	-	-	(777)	21,112
Gamestop	Shares	(iii)	40,158	-	-	4,002	-	44,160
Genius Group Ltd	Shares	(iv)	21,906	-	(12,407)	(9,499)	-	-
JZR Gold	Warrants	(v)	371,333	-	-	(267,833)	-	103,500
SLV	Shares	(vi)	-	50,855	-	(13,986)	-	36,869
			459,080	50,855	(12,407)	(286,043)	(777)	210,708
							Current	210,708
								-
							Non-current	210,708

(i)	On June 23, 2022, the Company acquired 80,000 shares of A2ZCryptoCap Inc. for C$0.10 per share. As at June 30, 2026, the fair value of the shares was determined based on the quoted market price of the shares of C$0.09 per share (December 31, 2025 – C$0.065).

ii)	During the year ended December 31, 2024, the Company purchased four GICs for a total amount of C$4,030,000 from RBC with maturity dates ranging from February 14, 2025, to September 12, 2025. The GICs pay variable interest ranging from 4.20% to 4.95% per annum. As of June 30, 2026, the total balance outstanding was C$30,000 (December 31, 2025 – C$30,000) as three GICs out of the four were effectively redeemed during the year ended December 31, 2024.

iii)	On July 18, 2025, the Company purchased 2,000 shares of GameStop Corp. (NYSE: GME) for a total amount of $48,516 (C$66,561) for $23.55 per share. As at June 30, 2026, the fair value of the shares was determined based on the quoted market price of $22.08 per share resulting in a gain on change in fair value of $4,002 for the six months ended June 30, 2026.

iv)	On July 25, 2025, the Company purchased 40,000 shares of Genius Group Limited (AMEX: GNS) for a total amount of $49,009 (C$67,237) for a weighted average price of $1.20 per share. On July 28, 2025, the Company sold 1,871 shares of GNS for a total amount of $2,217 (C$3,043). During the six months ended June 30, 2026, the remaining 38,129 shares valued at $12,407 prior to sale, were sold for total proceeds of $12,428, resulting in a realized gain on sale of investments of $21.

v)	On July 22, 2025, the Company acquired 1,666,667 units at a price of C$0.30 per unit of JZR Gold Inc (“JZR”) for $364,800 (C$500,000). Each unit is comprised of one common share in the capital of JZR and one non-transferable common share purchase warrant to acquire one common share at a price of C$0.40 per warrant share.

●	The Company sold 1,666,667 common shares on December 10, 2025, with a fair value of $283,097 (C$391,667), for total proceeds of $458,290, resulting in a realized gain on sale of investments of $175,194. As of June 30, 2026, there were no outstanding shares.

●	The 1,666,667 associated warrants, valued at $150,639 on acquisition date using the Black Scholes model, had a fair value of $103,500 as at June 30, 2026, resulting in a loss on change in fair value of $267,833 and for the six months ended June 30, 2026.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The fair value of the warrants was determined using the Black-Scholes option pricing model and the following assumptions as at the following dates:

	July 22, 2025	December 31, 2025	June 30, 2026
Share price (CDN)	$0.460	$0.465	$0.255
Exercise price	$0.29	$0.29	$0.28
Expected dividend yield	-	-	-
Risk free interest rate	2.78%	2.55%	2.71%
Expected life	2.00	1.56	1.06
Expected volatility	135.64%	140.17%	117.71%

(vi) On April 16, 2026, the Company purchased 700 shares of iShares Silver Trust (“SLV”) for a total amount of $50,855 for $72.65 per share. As at June 30, 2026, the fair value of the shares was determined based on the quoted market price of $52.67 per share resulting in a loss on change in fair value of $13,986 for the six months ended June 30, 2026.

6.	Digital assets

(a)	The changes in the digital assets balance for the following periods are as follows:

	January 1, 2026 Balance	Additions	Dispositions	Unrealized (loss) gain	June 30, 2026 Balance
	$	$	$	$	$
Bitcoin	2,287,611	3,379,191	(64,669)	(1,379,617)	4,222,516
Solana	1,336,507	670,000	—	(615,391)	1,391,116
ETH	54,749	—	—	(25,744)	29,005
XRP	—	154,000	—	(55,817)	98,183
SUI	22,683	—	—	(11,423)	11,260
LINK	113,890	85,000	—	(63,315)	135,575
	3,815,440	4,288,191	(64,669)	(2,151,307)	5,887,655

	January 1, 2025 Balance	Additions	Dispositions	Unrealized (loss) gain	December 31, 2025 Balance
	$	$	$	$	$
Bitcoin	356,877	2,827,102	(647,000)	(249,368)	2,287,611
Dogecoin	154,314	200,000	(401,000)	46,686	—
Solana	350,039	2,052,166	(661,503)	(404,195)	1,336,507
ETH	—	132,093	(47,000)	(30,344)	54,749
XRP	—	150,000	(150,000)	—	—
SUI	—	50,000	—	(27,317)	22,683
LINK	—	221,215	—	(107,325)	113,890
	861,230	5,632,576	(1,906,503)	(771,863)	3,815,440

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. Digital assets have a limited history, and the fair value historically has been very volatile. The Company may not be able to liquidate its inventory of digital assets currency at its desired price if required. The Company has recognized an unrealized loss in change in fair value of $906,364 and $2,151,307 for the three and six months ended June 30, 2026, respectively (2025 – unrealized gain of $913,625 and $194,798, respectively).

During the six months ended June 30, 2026, the Company invested an additional $4,288,191 in digital assets. The Company also sold $64,669 in digital assets for total gross proceeds of $68,980 and recognized a gain on sale of digital assets of $Nil and $4,311 for the three and six months ended June 30, 2026, respectively (2025 - $35,720 and $104,013, respectively).

The following table presents the Company’s digital assets, measured at fair value less and categorized into levels of the fair value hierarchy on the condensed consolidated interim statements of financial position as at the following:

As at June 30, 2026

		Level 2	Level 3
Digital assets, at fair value	Level 1 Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	5,887,655	—

As at December 31, 2025

		Level 2	Level 3
Digital assets, at fair value	Level 1 Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	3,815,440	—

7.	Intangible assets

Intangible assets as at June 30, 2026, are as follows:

Cost	Lucid
$
As at December 31, 2025, and June 30, 2026	6,314,571

Accumulated amortization	$
As at December 31, 2025	1,801,364
Amortization	208,603
As at June 30, 2026	2,009,967

Net book value
As at June 30, 2026	4,304,604
As at December 31, 2025	4,513,207

The Company’s intangible asset for Lucid represents the license agreement with the University Health Network giving the Company world-wide exclusive rights to the Lucid-MS compound and related patents.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

8.	Trade and other payables

Trade and other payables consist of the following as at:

	June 30, 2026	December 31, 2025
	$	$
Trade payables	2,080,783	1,981,851
Accrued liabilities (i)	1,299,074	2,200,232
	3,379,857	4,182,083

(i) Accrued liabilities consist of the following as at:

	June 30, 2026	December 31, 2025
	$	$
External research and development fees	215,120	35,770
Operational expenses	148,804	774,223
Professional and other fees	525,957	981,046
Accrued interest	409,193	409,193
	1,299,074	2,200,232

9.	Warrants Liability

[a] December 2024 Warrants

During the year ended December 31, 2024, the Company issued warrants attached to its convertible debenture (Note 11).

The Company determined that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). The Company used the Black-Scholes pricing model to estimate fair value. Expected volatility was based on an evaluation of the historical volatility of the Company’s share price. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants was based on the contractual terms. The fair value of the warrant liability as at December 13, 2024, the date of issuance was $245,147. The fair value of the warrants as of June 30, 2026, was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the six months ended June 30, 2026 (2025 - $1,479,704). On June 25, 2025, 80,000 total warrants outstanding were exercised on a cashless basis into 66,315 Class B Subordinate Voting Shares.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	December 13, 2024	December 31, 2024	June 25, 2025
Share price (CAD)	$5.80	$5.20	$33.48
Exercise price (CAD)	$7.00	$7.00	$7.00
Expected dividend yield	-	-	-
Risk free interest rate	2.97%	2.96%	2.940%
Expected life	5.00	4.95	4.47
Expected volatility	104.39%	104.52%	118.86%
Foreign exchange rate	0.70	0.70	0.73

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

[b] January 2025 Warrants

On January 20, 2025, the Company issued warrants attached to its convertible debenture (Note 11). The fair value of the warrant liability at the date of issuance on January 20, 2025, was $405,656. The fair value of the warrants as of June 30, 2026 was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the six months ended June 30, 2026 (2025 - $2,469,154), On June 25, 2025, the 152,577 total warrants outstanding were exercised on a cashless basis into 133,002 Class B Subordinate Voting Shares.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	January 20, 2025	June 25, 2025
Share price (CAD)	$4.90	$33.48
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.99%	2.90%
Expected life	5.00	4.58
Expected volatility	106.90%	118.86%
Foreign exchange rate	0.70	0.73

[c] March 6, 2025 Warrants

On March 6, 2025, the Company issued warrants attached to its convertible debenture (Note 11). The fair value of the warrant liability as at date of issuance on March 6, 2025, was $38,702. The fair value of the warrants as of June 30, 2026 was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the six months ended June 30, 2026 (2025 - $2,048,989). On June 25, 2025, the 10,309 total warrants outstanding were exercised on a cashless basis into 8,986 Class B Subordinate Voting Shares.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 6, 2025	June 25, 2025
Share price (CAD)	$6.44	$33.48
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.72%	2.90%
Expected life	5.00	4.70
Expected volatility	115.20%	118.86%
Foreign exchange rate	0.70	0.73

[d] March 28, 2025 Warrants

On March 28, 2025, the Company issued warrants attached to its convertible debenture (Note 11). The fair value of the warrant liability as at date of issuance was $1,218,875 (Note 12). The fair value of the warrants as of June 30, 2026, was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for six months ended June 30, 2026 (2025 - $2,048,989). On June 24, 2025, 8,500 warrants were exercised at a price of $7.00 for total gross proceeds of $43,257 (C$59,500). The remaining 175,420 warrants were exercised on a cashless basis into 137,927 Class B Subordinate Voting Shares on various dates between June 25, 2025, to July 31, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 28, 2025	June 25, 2025 – July 31, 2025
Share price (CAD)	$11.08	$25.89 - $33.48
Exercise price (CAD)	$7.00	$7.00
Expected dividend yield	-	-
Risk free interest rate	2.61%	2.90% - 3.01%
Expected life	5.00	4.67 - 4.77
Expected volatility	116.80%	118.79% - 118.86%
Foreign exchange rate	0.70	0.72 - 0.74

[e] March 20, 2026 Warrants

On March 20, 2026, the Company issued 1,249,984 warrants attached to its convertible debenture (Note 11). The fair value of the warrant liability as at date of issuance was $1,241,265. During the six months ended June 30, 2026, 529,994 warrants were exercised on a cashless basis into 352,549 Class B Subordinate Voting Shares (Note 14) on various dates between May 28, 2026, and June 1, 2026. The total fair value of the warrants exercised was $11,515,480, resulting in a change in fair value of $1,250,651 for the six months ended June 30, 2026. The fair value of the remaining 719,990 warrants was $2,227,505 as at June 30, 2026 (December 31, 2025 - $Nil), resulting in a change in fair value of $1,101,729 during the six months ended June 30, 2026.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 20, 2026	May 28, 2026 – June 1, 2026	June 30, 2026
Share price (CAD)	$3.07	$7.26-$9.69	$5.14
Exercise price (CAD)	$3.75	$3.75	$3.75
Expected dividend yield	-	-	-
Risk free interest rate	3.03%	2.77%-2.80%	2.63%
Expected life	5.00	4.80-4.81	4.72
Expected volatility	136.65%	121.71%	122.50
Foreign exchange rate	0.729	0.723-0.724	0.7037

10.	Notes payable

On June 4, 2025, the Company obtained a $1,000,000 loan from its primary crypto assets custodian, BitGo Prime, LLC., secured by 14.87584 Bitcoin units pledged as collateral. As at June 30, 2026, the total Bitcoin units pledged were Nil (December 31, 2025 - 18.32), valued at $Nil (December 31, 2025 - $1,601,865).

During the six months ended June 30, 2026, the Company repaid the outstanding principal balance of $1,000,000, thereby extinguishing the loan. During the term of the loan, the Company satisfied all required interest obligations through monthly installments, which aggregated to a total interest amount of $74,750 over the duration of the borrowing period. As of June 30, 2026, no amounts remain outstanding under this agreement.

As at June 30, 2026, the Company has an outstanding notes payable balance of $300,549 (December 31, 2025 - $1,300,549) which was assumed on the acquisition of Prismic and is due on demand.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

11.	Convertible debentures

December 2024 Debentures

In December 2024, the Company issued a total of 1,000 convertible debenture units of the Company (the “2024 Debenture Units”) at a price of C$1,000 per 2024 Debenture Unit for total gross proceeds of $702,700 (C$1,000,000) (“Tranche 1 and 2”). The December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Each 2024 Debenture Unit consisted of (i) one convertible debenture having a face value of C$1,000 (each a “December 2024 Debenture”); and (ii) 80 class B Subordinate Voting Share purchase warrants (each a “December 2024 Warrant”) exercisable for 80 Class B subordinate voting shares in the Company (each, a “Subordinate Voting Share”). The Debentures matured 36 months from the date of issuance (the "December 2024 Debenture Maturity Date") and had an interest rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter. If the holder (“2024 Denture Holder”) of the December 2024 Debenture elected, in its sole and absolute discretion, interest could have been paid in Shares at the Conversion Price in effect on the date of payment. The principal sum of the Debentures, or any portion thereof, and any accrued but unpaid interest, could have been converted into class B Shares at a conversion price of C$6.25 per Share subject to adjustment (“Conversion Price”). Each December 2024 Warrant entitled the holder to acquire one a “December 2024 Warrant Share" at a price of C$7.00 per December 2024 Warrant Share, for a period of five years from the date of issuance. If the entire amount owing on the December 2024 Debenture was converted within 6 months of the issuance date, the Holder was entitled to receive a cash amount equal to half the sum of all payments of interest on the December 2024 Debenture that would be due through to the December 2024 Debenture Maturity Date, which the holder could have converted all of any part into Class B Subordinate Voting Shares at the Conversion Price.

The Company could have redeemed the December 2024 Debentures at any time prior to maturity, in whole or in part, upon fifteen days’ notice and payment of certain penalties as applicable. The December 2024 Debenture was determined to be a financial instrument comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange. On initial recognition, the fair value of the embedded derivatives was calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants was $245,147 (Note 9).

The fair value of the conversion feature was determined by using with-and-without method (“with-and-without method’) that considered changes in expected cash flows due to the conversion. The model included all terms of the December 2024 Debenture described above as well as the probability of conversion, the impact of default barrier and the implied credit spread of the Company. The fair value of the conversion feature as at December 13, 2024, the date of issuance, was $320,000. The fair value of the conversion feature as at June 30, 2026, was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value for the six months ended June 30, 2026, of $Nil (2025 - $1,003,355). The entire amount of the December 2024 Debenture was converted on May 5, 2025, and May 23, 2025.

The fair values were determined using the assumptions below:

	December 13, 2024	December 31, 2024	May 5, 2025	May 23, 2025
Share price (CAD)	$5.85	$5.20	$11.86	$15.89
Conversion price (CAD)	$6.25	$6.25	$6.25	$6.25
Expected Volatility	98.04%	100.68%	109.68%	111.59%
Risk free interest rate	2.78%	2.70%	2.83%	2.83%
Expected life	3.00	2.95	2.64	2.60
Credit Spread	12.25%	12.25%	25%	25%
Foreign exchange rate	0.7025	0.6952	0.7240	0.7270

As of June 30, 2026, the Company had the following December 2024 Debenture balance outstanding:

Proceeds	$702,700
Value of conversion option	(320,000)
Value of warrants (Note 9 [b])	(245,147)
Initial recognition of debt	$137,553
Accretion expense	14,560
Balance, December 31, 2024	$152,113
Accretion expense	7,426
Balance, date of conversion, May 5, 2025	$159,539
Amount converted	(81,079)
Balance, May 5, 2025	$78,460
Accretion expense	2,630
Balance, date of conversion, May 23, 2025	$81,090
Amount converted	(81,090)
Balance, December 31, 2025 and June 30, 2026	$-

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

January 2025 Debentures

On January 20, 2025, the Company closed the third tranche of the December 2024 Offering (“Tranche 3”) and issued 1,480 December 2024 Debenture Units for aggregate gross process of $1,032,744 (C$1,480,000). The Tranche 3 December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Tranche 3 was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 December 2024 Warrants per December 2024 Debenture Unit, and a reduced exercise price of C$5.25 per December 2024 Warrant Share.

On initial recognition, the fair value of the embedded derivatives was calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants was $405,656 (Note 9). The fair value of the conversion feature was determined by using with-and-without method. The fair value of the conversion feature as at January 20, 2025, as at the date of issuance, was $599,770.

On February 7, 2025, the debt holder converted a partial amount of the December 2024 Debenture into an aggregate of 152,577 Class B Subordinate Voting Shares (Note 12). On February 26, 2025, the debt holder converted the remaining amount of the December 2024 Debenture into an aggregate amount of 221,237 Class B Subordinate Voting Shares (Note 12). Thus, the total amount of Class B Subordinate Voting Shares converted under the December 2024 Debenture was 373,814.

The fair value of the conversion feature as at dates of conversion on February 7 and February 26, 2025, was $2,912,862, and $656,513, respectively, resulting in a total non-cash loss on change in fair value of $1,513,174 for the period ended June 30, 2025.

The fair values were determined using the assumptions below:

	January 20, 2025	February 7, 2025	February 26, 2025
Share price (CAD)	$4.90	$16.16	$8.27
Conversion price (CAD)	$4.85	$4.85	$4.85
Expected Volatility	93.66%	105.28%	104.91%
Risk free interest rate	2.99%	2.63%	2.70%
Expected life	3.00	2.95	2.90
Credit Spread	25%	25%	25%
Foreign exchange rate	0.6978	0.6994	0.6974

The Company also incurred a total of $210,872 interest penalties for early conversion of the debentures. This amount was transferred to share capital.

As of June 30, 2026, the Company had the following January 2025 Debenture balance outstanding:

Proceeds	$1,032,744
Value of conversion option	(599,770)
Value of warrants (Note 9 [c])	(405,656)
Initial recognition of debt – January 20, 2025	$27,318
Accretion expense	14,186
Balance, date of conversion – February 7, 2025	$41,504
Amount converted	(27,845)
Balance, February 7, 2025	$13,659
Accretion expense	7,519
Balance, date of conversion, February 26, 2025	$21,178
Amount converted	(21,178)
Balance, December 31, 2025, and June 30, 2026	$-

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

March 6, 2025 Debentures

On March 6, 2025, the Company closed the fourth tranche of the December 2024 Offering (“Tranche 4”) and issued 100 December 2024 Debenture Units for aggregate gross process of $69,890 (C$100,000). Tranche 4 was completed under the same terms as the amended December 2024 Debentures, including a conversion price of C$4.85 per share, an increased warrant ratio of 103.093 December 2024 Warrants per December 2024 Debenture Unit, and an exercise price of C$5.25 per December 2024 Warrant share.

On initial recognition, the fair value of the embedded derivatives was calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants was $38,702 (Note 9). The fair value of the conversion feature was determined by using with-and-without method. The fair value of the conversion feature as at March 6, 2025, the date of issuance, was $30,000.

On March 25, 2025, the debt holder converted the December 2024 Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares (Note 12). The fair value of the conversion feature as at date of conversion on March 25, 2025, did not change from the value on the date of issuance.

The fair value was determined using the assumptions below:

March 6, 2025
Share price (CAD)	$6.44
Conversion price (CAD)	$4.85
Expected Volatility	106.09%
Risk free interest rate	2.72%
Expected life	3.00
Credit Spread	25%
Foreign exchange rate	0.6989

There was no change in accretion amount from date of issuance to date of conversion.

As of June 30, 2026, the Company had the following March 6, 2025, Debenture balance outstanding:

Proceeds	$69,890
Value of conversion option	(30,000)
Value of warrants (Note 9 [d])	(38,702)
Initial recognition of debt - March 6, 2025 and date of conversion, March 25, 2025	$1,188
Amount converted	(1,188)
Balance, December 31, 2025 and June 30, 2026	$-

March 28, 2025 Debentures

On March 28, 2025, the Company closed the final tranche of the December 4, 2024 Offering (“Tranche 5”) and issued 2,420 December 2024 Debenture Units for aggregate gross proceeds of $1,683,352 (C$2,420,000). Tranche 5 was completed under amended terms, including an increased conversion price of C$6.60 per share, a reduced warrant ratio of 76 December 2024 Warrants per December 2024 Debenture Unit, and an increased exercise price of C$7.00 per December 2024 Warrant Share.

On initial recognition, the fair value of the embedded derivatives was calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $1,218,875 (Note 9). The fair value of the conversion feature was determined by using with-and-without method. The fair value of the conversion feature as at March 28, 2025, the date of issuance, was $1,954,755. As the fair value of warrants and conversion feature were higher than the principal debt amount on the date of issuance, there was a loss on issuance of convertible debt of $1,490,278 for the six months ended June 30, 2025.

Of the 2,420 December 2024 Debenture Units issued, 330 December 2024 Debenture Units had been issued to a related party of the Company, which is an entity controlled by a director of the Company, 330 December 2024 Debenture Units had been issued to an entity, which is controlled by a family member of a director of the Company, and 1,060 December 2024 Debenture Units had been issued to an entity, which is owned by a family member of an executive officer of the Company. Of the total loss on issuance of convertible debt of $1,490,278, $1,059,206 was allocated to related parties, therefore disclosed as part of the share-based compensation balance in the key management disclosure for the six months ended June 30, 2025 (Note 19).

The December 2024 Debentures were converted into Class B Subordinate Voting Shares on various dates, and a total of 376,347 Class B Subordinate Voting Shares were issued during the year ended December 31, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The fair values of the conversion feature and assumptions, on the date of issuance and conversions were as follows:

	March 28, 2025	April 10, 2025	April 23, 2025	May 12, 2025	May 21, 2025	June 5, 2025
Share price (CAD)	$11.08	$9.38	$9.53	$12.77	$17.03	$18.78
Conversion price (CAD)	$6.60	$6.60	$6.60	$6.60	$6.60	$6.60
Expected Volatility	108.64%	107.93%	108.27%	106.62%	107.09%	107.90%
Risk free interest rate	2.61%	2.81%	2.84%	2.80%	2.97%	2.86%
Expected life	3.00	3.00	2.98	2.93	2.9	2.86
Credit Spread	25%	25%	25%	25%	25%	25%
Foreign exchange rate	0.6952	0.7135	0.7209	0.7144	0.7221	0.7321
Conversion value	$1,954,755	$2,029,678	$2,001,723	$2,612,294	$3,404,094	$3,740,737

As of June 30, 2026, Company had the following March 28, 2025 Debenture balance outstanding

Proceeds	$1,683,352
Value of conversion option	(1,954,755)
Value of warrants (Note 9 [e])	(1,218,875)
Loss on issuance of convertible	1,490,278
Initial recognition of debt - March 28, 2025	$-

March 20, 2026 Debentures

On March 20, 2026, the Company issued 3,750 debenture units of the Company (“March 2026 Debenture Units”) for aggregate gross proceeds of $2,733,109 (C$3,750,000). Each March 2026 Debenture Unit consists of (i) one secured convertible debenture having a face value of C$1,000.00 (the “Principal Amount”) and (ii) 333.33 Class B Subordinate Voting Shares purchase warrants (the “Warrants”).

Each March 2026 Debenture Unit will mature 24 months from the date of issuance and shall bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter, starting June 30, 2026. The Principal Amount of the debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into Class B Subordinate Voting Shares at a conversion price of C$3.00 per Class B Subordinate Voting Share. Each Warrant shall entitle the holder to acquire one additional Class B Subordinate Voting Shares at a price of C$3.75 per warrant share, for a period of five years from the date of issuance.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The fair value of the conversion feature is determined by using with-and-without method. As the fair value of warrants and conversion feature are higher than the principal debt amount on the date of issuance, the value of warrants and conversion features were calculated using relative fair value method. The initial value allocated to the warrants is $1,241,265 (Note 9). The value allocated to the conversion feature as at March 20, 2026, the date of issuance was $1,491,844.

Of the 3,750 March 2026 Debenture Units, 300 March 2026 Debenture Units were issued to a related party of the Company, who is a director of the Company, and 1,400 March 2026 Debenture Units were issued to an entity, which is owned by a family member of the CFO of the Company (Note 19).

During the six months ended June 30, 2026, debt holders converted partial amounts of the March 2026 Debenture Units, consisting of C$2,325,005 of principal and C$57,553 of unpaid accrued interest, into an aggregate amount of 794,176 Class B Subordinate Voting Shares (Note 12). The conversions took place on various dates between March 31, 2026, and June 25, 2026.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The fair value inputs and assumptions for the calculation of the conversion feature, on the date of issuance and on the dates of conversion, are as follows:

	March 20, 2026	March 31, 2026	April 16, 2026 – June 25, 2026	June 30, 2026
Share price (CAD)	$3.07	$6.73	$4.25-$10.76	$5.14
Conversion price (CAD)	$3.00	$3.00	$3.00	$3.00
Expected Volatility	136.65%	142.21%	142.55%	142.55%
Risk free interest rate	3.03%	2.79%	2.73%-3.01%	2.71%
Expected life	2.00	1.97	1.93-1.74	1.72
Credit Spread	25%	25%	25%	25%
Foreign exchange rate	0.729	0.717	0.704-0.734	0.7037
Conversion value	$2,739,338	$6,655,088	$2,097,862 - $8,672,271	$1,726,994

As of June 30, 2026, the Company had the following March 2026 Debenture balance outstanding.

Proceeds	$2,733,109
Value of conversion option using relative fair value	(1,491,844)
Value of warrants (Note 9 [e]) using relative fair value	(1,241,265)
Initial recognition of debt – March 20, 2026	$-
Accretion expense	125,346
Balance, June 30, 2026	$125,346

As at June 30, 2026, the Company recognized interest expense of $84,053 as part of the March 2026 Debenture Units. As at June 30, 2026, the Company has a derivative liabilities balance of $1,726,994 (December 31, 2025 - $Nil) and convertible debentures balance of $125,346 (December 31, 2025 - $Nil).

Convertible Debentures issued by Unbuzzd

Tranche 1

In April 2025, Unbuzzd issued a total of 172 unsecured convertible debenture units of Unbuzzd (each an ‘Unbuzzd Debenture’) at a price of US$1,000 per Unbuzzd Debenture for gross proceeds of $177,416. Each Unbuzzd Debenture includes an interest rate at 8% per annum, accruing annually and is added to the principal of the Unbuzzd Debenture when accrued, payable upon the earlier of April 15, 2027 (the “Unbuzzd Maturity Date”) or date of conversion. If Unbuzzd has not completed a Liquidity Event (defined below) on or before April 15, 2026, an additional 10% per annum (for an aggregate of 18%) will begin to accrue monthly starting April 16, 2026.

The Unbuzzd Debenture holder has the right, from time to time and at any time while any portion of the principal amount or any accrued and unpaid interest on the Unbuzzd Debenture is outstanding, to convert all or any portion of the outstanding principal amount and interest into units of Unbuzzd (each, a “Unbuzzd Unit”) at the Unbuzzd Conversion Price (defined below).

Each Unbuzzd Unit consists of one (1) common share in the capital of Unbuzzd (each, a “Unbuzzd Common Share”) and (ii) one half of a one (1/2) Unbuzzd Common Share purchase warrant (each whole warrant, a “Unbuzzd Warrant”). Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before April 15, 2027 for 115% of the Unbuzzd Liquidity Event Price.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The conversion price (“Unbuzzd Conversion Price”) is equal to:

i)	US$0.15 per Unbuzzd Unit;

ii)	In the event of an Unbuzzd Qualified Financing, then 0.80 multiplied by the Unbuzzd Qualified Financing Price; or

iii)	In the event of an Unbuzzd Liquidity Event, then 0.80 multiplied by the Unbuzzd Liquidity Event Price:

Following the completion of an Unbuzzd Qualified Financing or immediately prior to an Unbuzzd Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Unbuzzd Units at the Unbuzzd Conversion Price. Unbuzzd Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$2,000,000. Unbuzzd Liquidity Event means a takeover transaction or going public transaction.

Tranche 2

On July 7, 2025, Unbuzzd issued a total of 50 unsecured convertible debenture units at a price of US$1,000 per Debenture for gross proceeds $50,000 with the same terms as Tranche 1.

Tranche 3

In August and September 2025, Unbuzzd issued a total of 92.50 unsecured convertible debenture units (each, an ‘Unbuzzd Debenture’) at a price of US$1,000 per Debenture for gross proceeds of $92,500 with the same terms as Tranche 1.

Tranche 4

In October and November 2025, Unbuzzd issued a total of 35 unsecured convertible debenture units of Unbuzzd (each an ‘Unbuzzd Debenture’) at a price of US$1,000 per Unbuzzd Debenture for gross proceeds of $35,000. Each Unbuzzd Debenture includes an interest rate at 8% per annum, accruing annually and is added to the principal of the Unbuzzd Debenture when accrued, payable upon the earlier of December 31, 2027 (the “Unbuzzd Maturity Date”) or date of conversion.

The Unbuzzd Debenture holder has the right, from time to time and at any time while any portion of the principal amount or any accrued and unpaid interest on the Unbuzzd Debenture is outstanding, to convert all or any portion of the outstanding principal amount and interest into units of Unbuzzd (each, a “Unbuzzd Unit”) at the Unbuzzd Conversion Price (defined below).

Each Unbuzzd Unit consists of one (1) common share in the capital of Unbuzzd (each, a “Unbuzzd Common Share”) and (ii) one half of a one (1/2) Unbuzzd Common Share purchase warrant (each whole warrant, a “Unbuzzd Warrant”). Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before December 31, 2027 for 115% of the Unbuzzd Liquidity Event Price.

The conversion price (“Unbuzzd Conversion Price”) is equal to:

i)	US$0.15 per Unbuzzd Unit;

ii)	In the event of an Unbuzzd Qualified Financing, then 0.80 multiplied by the Unbuzzd Qualified Financing Price; or

iii)	In the event of an Unbuzzd Liquidity Event, then 0.80 multiplied by the Unbuzzd Liquidity Event Price:

Following the completion of an Unbuzzd Qualified Financing or immediately prior to an Unbuzzd Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Unbuzzd Units at the Unbuzzd Conversion Price. Unbuzzd Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$5,000,000. Unbuzzd Liquidity Event means a takeover transaction or going public transaction.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The convertible debenture was determined to be financial instruments comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange as well as failing the fixed-to-fixed clause for classifying as equity. On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability.

Conversion feature

The fair value of the conversion feature is determined by using with-and-without method that considers the change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion and the implied credit spread of Unbuzzd. Expected volatility was estimated by using historical volatility of Quantum as Unbuzzd considers it comparable for its own volatility history. The share price of $0.00017 (C$0.00025) was deemed reasonable by management based on Unbuzzd’s latest financing price with arms-length parties. The fair value of the conversion feature as at April 15, 2025, July 7, 2025, August/September 2025, and October/November 2025, the dates of issuances were $Nil. The fair value of the conversion feature as at June 30, 2026, was also $Nil (December 31, 2025 - $Nil), resulting in no change in fair value during the period for all tranches. The fair values were determined using the assumptions below:

	April 15, 2025	July 7, 2025	August/September 2025	October/ November 2025	December 31, 2025	June 30, 2026
Share price (USD)	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017
Conversion price (USD)	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000
Expected Volatility	119.78%	132.95%	136.82%-141.83%	124.06%-127.63%	135.29%	149.46%
Risk free interest rate	2.54%	2.69%	2.50%-2.69%	2.46%-2.47%	2.55%	2.71%
Expected life (years)	2.00	1.77	1.59-1.71	2.16-2.28	1.31-2.00	1.52
Credit Spread	25%	25%	25%	25%	25%	25%
Foreign exchange rate	1.39	1.37	1.38	1.40	1.37	1.42

Secured debentures

On July 25, 2025, Unbuzzd issued a total of 110 secured convertible debenture units (each an “Unbuzzd Secured Debenture”) at a subscription price of US$1,000 per Debenture. Each Debenture Unit consists of (i) a USD$1,111.11 principal amount secured convertible debenture and (ii) such number of common share purchase Unbuzzd Warrants for gross proceeds of $122,222. The Unbuzzd Secured Debentures will mature (the “Unbuzzd Secured Debenture Maturity Date”) on the earlier of (i) July 25, 2026, or (ii) the date that is one month following the closing of a Qualified Financing, as defined below.

Each unit consists of one (1) Unbuzzd Common Share and (ii) one Unbuzzd Warrant. Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before July 25, 2027, for 115% of the Liquidity Event Price.

The conversion price (“Unbuzzd Secured Debenture Conversion Price”) is equal to:

i)	US$0.05 per Unbuzzd Unit;

ii)	In the event of a Qualified Financing, then 0.80 multiplied by the Qualified Financing Price; or

iii)	In the event of a Liquidity Event, then 0.80 multiplied by the Liquidity Event Price:

Following the completion of a Qualified Financing or immediately prior to a Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Secure Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Units at the Conversion Price.

Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$500,000. Liquidity Event means a takeover transaction or going public transaction.

The Unbuzzd Secured Debenture is collateralized by a priority security interest in substantially all assets of Unbuzzd pursuant to the terms of a general security agreement.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

Conversion feature

The fair value of the conversion feature is determined by using with-and-without method that considers the change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion and the implied credit spread of Unbuzzd. Expected volatility was estimated by using historical volatility of Quantum as Unbuzzd considers it comparable for its own trading and volatility history. The share price of $0.00017 (C$0.00025) was deemed reasonable by management based on Unbuzzd’s latest financing price with arms-length parties. The fair value of the conversion feature as at the date of issuance and June 30, 2026, was $Nil (December 31, 2025 - $Nil). The fair values were determined using the assumptions below:

	July 25, 2025	December 31, 2025	June 30, 2026
Share price (USD)	$0.00017	$0.00017	$0.00017
Conversion price (USD)	$0.05000	$0.05000	$0.05000
Expected Volatility	168.20%	146.51%	159.52%
Risk free interest rate	2.77%	2.55%	2.71%
Expected life (years)	1.00	0.56	0.07
Credit Spread	25%	25%	25%
Foreign exchange rate	1.37	1.37	1.42

As of June 30, 2026, the Company had the following total debentures balance outstanding for the secured and unsecured tranches:

	Unsecured	Secured	Total
Proceeds	$334,955	$122,222	$457,177
Initial recognition of debt	$334,955	$122,222	$457,177

Accretion expense	14,833	487	15,320
Balance, June 30, 2026, and December 31, 2025	$349,788	$122,709	$472,497

Warrant liability

During the year ended December 31, 2025, Unbuzzd issued warrants attached to its convertible debentures.

Unbuzzd determined that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). Unbuzzd uses the Black-Scholes pricing model to estimate fair value. Expected volatility was estimated by using historical volatility of other companies that the Unbuzzd considers comparable that have trading and volatility history. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants is based on the contractual term. The fair value of the warrant liability on dates of issuance for both secured and unsecured convertible debentures issued was $Nil. The fair value of these warrants as of June 30, 2026, was also $Nil (December 31, 2025 - $Nil).

The fair value of the unsecured debenture warrants was determined using the Black-Scholes option pricing model and the following assumptions as at:

	April 15, 2025	July 7, 2025	August/September 2025	October/November 2025	December 31, 2025	June 30, 2026
Share price (USD)	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017
Exercise price (USD)	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000
Expected dividend yield	-	-	-	-	-	-
Risk free interest rate	2.54%	2.69%	2.49%-2.69%	2.46%-2.47%	2.55%	2.71%
Expected life (years)	2.00	1.77	1.57-1.69	2.13-2.25	2.00	1.50
Expected volatility	119.78%	132.95%	136.82-%141.83%	124.06%-127.63%	135.29%	149.46%
Foreign exchange rate	1.39	1.37	1.38	1.40	2.00	1.42

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The fair value of the secured debenture warrants was determined using the Black-Scholes option pricing model and the following assumptions as at:

	July 25, 2025	December 31, 2025	June 30, 2026
Share price (USD)	$0.00017	$0.00017	$0.00017
Exercise price (USD)	$0.15000	$0.15000	$0.15000
Expected dividend yield	—	—	—
Risk free interest rate	2.77%	2.55%	2.71%
Expected life (years)	2.00	1.56	1.07
Expected volatility	168.20%	146.51%	159.52%
Foreign exchange rate	1.37	1.37	1.42

12.	Share capital

[a]	Authorized

The Company is authorized to issue an unlimited number of class A multiple voting shares ("Class A Multiple Voting Shares") and an unlimited number of Class B Subordinate Voting Shares, all without par value. All shares are ranked equally regarding the Company's residual assets.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares.

The holders of Class A Multiple Voting Shares are entitled to 276,660 votes per Class A Multiple Voting Share held. Class A Multiple Voting Shares are held by the Chief Executive Officer (“CEO”), President, Executive Co-Chairman of the Board and the Director and Executive Co-Chairman of the Board. The holders of Class B Subordinate Voting Shares are entitled to one (1) vote per share held.

[b]	Issued and outstanding

Reconciliation of the Company’s share capital is as follows:

			Class A shares
	Class A shares		To be issued		Class B shares		Warrants
	#	$	#	$	#	$	#	$

Balance, December 31, 2024	12	151,701	—		2,299,502	150,318,624	210,370	1,997,759
Shares issued - convertible debentures [a]	—	—	—	—	984,792	8,192,245	—	—
Exercise of options [b]	—	—	—	—	37,192	232,444	—	—
Warrants issued [c]	—	—	—	—	—	—	346,806	—
Warrants expired [d]	—	—	—	—	—	—	(55,942)	(968,979)
Exercise of warrants [e]	—	—	—	—	8,500	99,588	(8,500)	—
Exercise of RSUs [f]	—	—	—	—	92,690	515,625	—	—
Shares issued for debt [g]	—	—	—	—	46,003	451,743	—	—
Shares to be issued [h]	—	—	12	439	—	—	—	—
Balance, June 30, 2025	12	151,701	12	439	3,468,679	159,810,269	492,734	1,028,780

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$

Balance, December 31, 2025	42	152,247	3,887,729	169,551,044	32	10,009
Shares issued - convertible Debentures [i]	—	—	794,176	4,906,760	—	—
Warrants issued [j]	—	—	—	—	1,249,984	—
Exercise of RSUs [k]	—	—	44,415	1,458,141	—	—
Shares issued for debt [l]	—	—	370,457	839,896	—	—
Shares issued [m]	—	—	2,127,794	7,876,531	—	—
Warrants expired [n]	—	—	—	—	(32)	(10,009)
Warrants exercised [o]	—	—	352,549	3,239,724	(529,994)	—
Balance, June 30, 2026	42	152,247	7,577,120	187,872,096	719,990	—

Activity during the six months ended June 30, 2025:

[a]	On February 7, 2025, a partial amount of the December 2024 Debentures (Tranche 3) was converted into an aggregate of 152,577 Class B Subordinate Voting Shares (Note 11). On February 26, 2025, the remaining amount was converted into an aggregate of 221,237 Class B Subordinate Voting Shares (Note 11). Thus, the total number of Class B Subordinate Voting Shares issued upon conversion of the December 2024 Debentures (Tranche 3) was 373,814 with a total value of $2,372,839 transferred to share capital.

On March 25, 2025, the full amount of the March 6, 2025 Debenture of $100,000 was converted into an aggregate of 25,257 Class B Subordinate Voting Shares with a value of $31,188 (Note 11).

On May 5, 2025, a partial amount of the December 2024 Debentures was converted into an aggregate of 103,534 Class B Subordinate Voting Shares (Note 12). On May 23, 2025, the remaining amount was converted into an aggregate of 105,840 Class B Subordinate Voting Shares (Note 11). Thus, the total number of Class B Subordinate Voting Shares issued upon conversion of the entire December 2024 Debentures was 209,374 with a total value of $1,603,513 transferred to share capital.

During the six months ended June 30, 2025, the full amount of the March 28, 2025 Debenture was converted into an aggregate of 376,347 Class B Subordinate Voting Shares on various dates (Note 13), with a total value of $4,184,705 transferred to share capital.

[b]	During the six months ended June 30, 2025, the Company issued an aggregate of 37,192 Class B Subordinate Voting Shares upon the exercise of 37,192 share options with exercise price ranging from C$5.25 to C$6.60 for total gross proceeds of $148,086. Total amount of $232,444 was transferred to share capital. The market prices on the dates of option exercise ranged between C$18 to C$38 per Class B Subordinate Voting Share.

[c]	During the six months ended June 30, 2025, 152,577 warrants of the Company were issued as part of the issuance of December 2022 Debentures (Tranche 3) (Note 11).

During the six months ended June 30, 2025, 10,309 warrants of the Company were issued as part of the issuance of March 6, 2025 Debentures (Note 11).

During the six months ended June 30, 2025, 183,920 warrants of the Company were issued as part of the issuance of March 28, 2025 Debentures (Note 11).

[d]	During the six months ended June 30, 2025, 55,942 warrants expired unexercised.

[e]	During the six months ended June 30, 2025, 8,500 warrants were exercised into cash proceeds of $43,257. Total amount transferred to share capital is $99,588, which includes the reversal of warrant liability of $56,331. The warrants were issued as part of the issuance of March 28, 2025 Debentures (Note 9).

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

[f]	During the six months ended June 30, 2025, 32,690 RSUs were exercised into 32,690 Class B Subordinate Voting Shares. Total of $137,625 was transferred to share capital.

During the six months ended June 30, 2025, 60,000 RSUs were exercised with a price of $6.30 in exchange for 60,000 Class B Subordinate Voting Shares. Total of $378,000 was transferred to share capital.

[g]	During the six months ended June 30, 2025, the Company settled an aggregate of $451,743 of amounts owing to various arm’s length creditors through the issuance of 46,003 Class B Subordinate Voting Shares at prices ranging between $7.21 to $29.99 per Class B Subordinate Voting Share. The Company incurred a net gain on settlement of debt of $74,863 for the six months ended June 30, 2025. This net gain resulted from a significant gain on the settlement of one debt obligation, which fully offset losses recognized on other debt settlements during the period.

[h]	During the six months ended June 30, 2025, the Company received total proceeds of $439 (C$600) for 12 Class A Multiple Voting Shares at a price of C$50 per share, which are set to be issued subsequent to period end and classified as shares to be issued as at June 30, 2025.

Activity during the six months ended June 30, 2026

[i]	During the six months ended June 30, 2026, a partial amount of the March 2026 Debentures was converted into an aggregate of 794,176 Class B Subordinate Voting Shares with a total value of $4,906,760 transferred to share capital (Note 11).

[j]	During the six months ended June 30, 2026, 1,249,984 warrants of the Company were issued as part of the issuance of March 2026 Debentures (Note 11).

[k]	During the six months ended June 30, 2026, 96,000 RSUs were exercised into 44,415 Class B Subordinate Voting Shares, which were issued to non-arm’s length parties (Note 19). Total of $1,458,141 was transferred to share capital.

[l]	During the six months ended June 30, 2026, the Company settled an aggregate of $839,896 amounts owing to various creditors, through the issuance of 370,457 Class B Subordinate Voting Shares at price of $2.27 (C$3.11) per Class B Subordinate Voting Share. Of the total shares issued, 300,000 Class B Subordinate Voting Shares valued at $680,157 were issued to settle a bonus accrual of $645,570 owing to management of the Company (Note 19). The Company incurred a net loss on settlement of debt of $35,802 during the six months ended June 30, 2026. The net gain on settlement of debt for the six months ended June 30, 2026, also includes $452,741 related to Unbuzzd. The common shares of Unbuzzd were issued to its former CEO as consideration per settlement agreement, which had a lower fair value than the outstanding payable owing resulting in a gain on settlement of debt.

[m]	During the six months ended June 30, 2026, under its at-the-market offering agreement with Rodman and Renshaw LLC, as sales agent, the Company issued 2,127,794 common shares for a total increase in share capital of $7,876,531, of which gross proceeds of $8,105,022 were received. A total cash commission of $202,625 based on 2.50% of the aggregate gross proceeds, plus other trading expenses of $25,866 resulted in total share issuance costs of $228,491.

[n]	During the six months ended June 30, 2026, 32 warrants expired unexercised.

[o]	During the six months ended June 30, 2026, 529,994 warrants were exercised, pursuant to the March 2026 Debentures, into 352,549 Class B Subordinate Voting Shares, of which 311,818 Class B Subordinate Voting Shares were issued to an entity, which is owned by a family member of the CFO of the Company (Note 19). Total of $3,239,724 was transferred to share capital.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The changes in the number of warrants outstanding during the six months ended June 30, 2026, and 2025:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2025	32	1,737.65

Issued	1,249,984	3.75
Expired	(32)	1,737.65
Exercised	(529,994)	(3.75)
Outstanding as at June 30, 2026	719,990	3.75

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2024	210,370	250.33

Issued	346,806	6.18
Expired	(55,942)	7.06
Exercised	(8,500)	7.00
Outstanding as at June 30, 2025	492,734	58.96

Measurement of fair values

During the six months ended June 30, 2026, a total of 1,249,984 warrants of the Company were issued in connection with the issuance of the March 2026 Debentures (Note 11). These warrants are classified as derivative liabilities (Note 9(e)). During the six months ended June 30, 2026, 529,994 warrants issued in connection with this tranche were fully exercised. As of June 30, 2026, there were 719,990 warrants outstanding that are classified as derivative liabilities.

During the six months ended June 30, 2025, a total of 346,806 warrants of the Company were issued in connection with the issuance of the December 2024 Debentures (Tranche 3), March 6, 2025 Debentures, and March 28, 2025 Debentures (Note 11). These warrants were classified as derivative liabilities (Note 9 b-d).

There were no warrants issued during the six months ended June 30, 2026, and 2025 under equity.

The following table is a summary of the Company’s warrants outstanding as at June 30, 2026:

	Exercise price	Number outstanding
Expiry Date	C$	#
March 20, 2031	3.75	719,990
	3.75	719,990

13.	Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option is converted into one Class B Subordinate Voting Share on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

[i] Share-based payment arrangements

During the six months ended June 30, 2026, the Company granted a total of 35,000 (2025 – 57,692) share options. Each option granted vests immediately and is exercisable at a price of CA$6.50 for a period of five years from the issue date.

During the six months ended June 30, 2025, an aggregate of 37,192 share options were exercised for total gross proceeds of $148,086. The total contributed surplus of $84,358 was transferred share capital.

The changes in the number of share options outstanding during the periods ended June 30, 2026, and 2025 are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2025	160,956	6.97
Granted	35,000	6.50
Cancelled	(57,000)	11.69
Expired	(456)	155.47
Outstanding as at June 30, 2026	138,500	18.25
Exercisable as at June 30, 2026	138,500	18.25

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2024	42,456	6.97
Granted	57,692	9.90
Exercised	(37,192)	5.53
Outstanding as at June 30, 2025	62,956	10.10
Exercisable as at June 30, 2025	58,789	10.42

Measurement of fair values

The fair value of share options granted during the six months ended June 30, 2026, and 2025, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2026	2025
Grant date share price	C$6.62	C$6.64-C$9.92
Exercise price	C$6.50	C$6.60-C$9.90
Expected dividend yield	—	—
Risk free interest rate	3.18%	2.60%-2.61%
Expected life	5 years	2 years
Expected volatility	122%	132%-136%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The following table is a summary of the Company’s share options outstanding as at June 30, 2026:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
5.60	12,500	0.19	5.60	12,500
24.50	91,000	4.24	24.50	91,000
6.50	35,000	4.74	6.50	35,000
18.25	138,500	4.00	18.25	138,500

[ii] Performance Share Units (“PSUs”) and Restrictive Share Units (“RSUs”)

In May 2022, the Company established a performance share unit plan (“PSU Plan”) and a restrictive unit plan (“RSU Plan”), for directors, offers, employees and consultants of the Company. The Company’s Board determines the eligibility of individuals to participate in the PSU Plan and RSU Plan to align their interests with those of the Company’s shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs and RSUs. Each PSU and RSU convert into one Class B Subordinate Voting Share at $Nil exercise price. The Company’s PSU Plan and RSU Plan provides that the number of Class B Subordinate Voting Shares reserved for issuance may not exceed 10% of the aggregate number of Class B Subordinate Voting Shares that are outstanding unless the Board has increased such limit by a Board resolution.

PSUs

There were no PSUs issued during the six months ended June 30, 2026, and 2025. As at June 30, 2026, there were no PSUs outstanding (December 31, 2025 - Nil).

RSUs

On August 23, 2024, the Company granted an aggregate of 32,690 RSUs at a price of $4.21 per unit for a total value of $137,625 based on the share price at the date of issuance. Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control. During the six months ended June 30, 2026, the Company recognized $Nil (2025 - $88,568) as share-based compensation expense and contributed surplus. As at June 30, 2026, there were no RSUs outstanding as the total 32,690 RSUs were exercised and converted into 32,690 Class B Subordinate Voting Shares during the year ended December 31, 2025.

On April 15, 2025, the Company granted 60,000 RSUs at a price of $6.30 per unit for a total value of $378,000, which was recognized as share-based compensation expense. The RSUs vested immediately upon issuance and were exercised and converted into 60,000 Class B Subordinate Voting Shares for the same value during the period ended June 30, 2025.

On August 15, 2025, the Company granted a total of 1,600 RSUs to two individuals for 800 RSUs each, with the following vesting conditions:

First Vesting Tranche of 500 RSUs: i. The filing of an investigational new drug (“IND”) application with the U.S. FDA, or an equivalent regulatory filing in another country for the start of a clinical trial for Lucid-MS. This condition must be met within one year of the date of this resolution. If not achieved within one year, no RSUs vest under this tranche. During the six months ended June 30, 2026, this condition was met and a total of 1,000 RSUs were vested.

Second Vesting Tranche of 300 RSUs: i. Receipt of a no-objection letter or an equivalent regulatory approval from the U.S. FDA or other regulatory institution permitting the commencement of the clinical trial associated with the IND filing in the First Vesting Tranche.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

During the six months ended June 30, 2026, the Company recognized $17,817 (2025 - $Nil) as share-based compensation expense related to the portion vested using a price of $22.45 on the date of issuance.

On September 26, 2025, the Company granted 96,000 RSUs at a price of $16.32 per unit with a maturity of March 31, 2026. During the six months ended June 30, 2026, 96,000 RSUs were exercised and converted into 44,415 Class B Subordinate Voting Shares. The Company recognized a value of $741,059 as share-based compensation expense related to the vested portion up to March 11, 2026, the date of exercise.

The change in the number of RSUs during the periods ended June 30, 2026, and 2025, is as follows:

Number of RSUs
#
Outstanding as at December 31, 2025	97,600
Converted to common shares	(96,000)
Outstanding as at June 30, 2026	1,600

Number of RSUs
#
Outstanding as at December 31, 2024	32,690
Granted	60,000
Converted to common shares	(92,690)
Outstanding as at June 30, 2025	—

The Company recognized share-based compensation for the three and six months ended June 30, 2026, and 2025 as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Share options (i)	1,035	416,978	140,802	674,287
RSUs (ii)	12,414	432,606	764,704	466,569
	13,449	849,584	905,506	1,140,856

(i)	Includes $1,035 and $416,978 share-based compensation from Unbuzzd for the six months ended June 30, 2026, and 2025, respectively.

(ii)	Includes $3,454 and $Nil share-based compensation from Unbuzzd for the three months ended June 30, 2026, and 2025, respectively.

14.	Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Unbuzzd on July 31, 2023. As of June 30, 2026, the Company had a 19.48% (December 31, 2025 – 19.84%) ownership interest in Unbuzzd through Unbuzzd Common Shares. The non-controlling interest represents the Unbuzzd Common Shares not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2025	(1,821,860)
Net loss for the period	(33,234)
Balance, June 30, 2026	(1,855,094)

The condensed consolidated interim financial statements incorporate the assets and liabilities of Unbuzzd as of June 30, 2026.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

15.	Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs, RSUs and convertible debentures. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the six months ended June 30, 2026, and 2025 are as follows:

	June 30, 2026	June 30, 2025
	#	#
Warrants	719,990	492,734
Share Options	138,500	62,956
RSUs	1,600	-
Convertible debentures	1,424,995	-
	2,285,085	555,690

16.	General and administrative

Components of general and administrative expenses for the three and six months ended June 30, 2026, and 2026 were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Professional fees	384,527	1,602,570	679,928	1,958,292
Investor relations	475,186	781,726	598,943	1,140,627
Salaries, wages and benefits	338,750	476,391	768,053	814,230
Consulting fees	390,254	155,355	582,942	280,499
Office and general administrative	163,124	357,584	385,882	496,289
Foreign exchange loss (gain)	12,504	(60,351)	69,317	(48,551)
	1,764,345	3,313,275	3,085,065	4,641,386

17.	Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in one segment, Biopharmaceutical, which is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for applications in hospitals and other medical practices.

The Company’s Strategic Investments segment is no longer active as of June 30, 2026, and December 31, 2025.

The following tables summarize the Company's total current and non-current assets and current and non-current liabilities as of June 30, 2026, and December 31, 2025, on a segmented basis:

As of June 30, 2026

	Biopharmaceutical	Total
	$	$
Current assets	9,961,395	9,961,395
Non-current assets	4,430,490	4,430,490
Current liabilities	8,297,670	8,297,670

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

As of December 31, 2025

	Biopharmaceutical	Total
	$	$
Current assets	6,478,353	6,478,353
Non-current assets	4,682,556	4,682,556
Current liabilities	6,058,294	6,058,294

The following tables summarize the Company's interest income, total operating expenses, and net loss for the three and six months ended June 30, 2026, and 2025 on a segmented basis:

	For the six months ended June 30, 2026
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	52,116	(510)	51,606
Total operating expenses	5,259,659	236	5,259,895
Net (loss) income	(16,846,774)	274	(16,846,500)

	For the three months ended June 30, 2026
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense	42,537	7	42,544
Total operating expenses	2,293,488	102	2,293,590
Net (loss)	(3,092,826)	(110)	(3,092,936)

	For the six months ended June 30, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest (income)	(24,727)	(133,222)	(157,949)
Total operating expenses	8,250,414	448	8,250,862
Net (loss) income	(18,638,981)	132,773	(18,506,208)

	For the three months ended June 30, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest (income)	(22,144)	(68,589)	(90,733)
Total operating expenses	4,853,313	126	4,853,439
Net (loss) income	(9,834,790)	68,463	(9,766,327)

18.	Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$50,000 until the first commercial sale of a product is made.

Under the agreement, the Company is committed to minimum milestone payments of $Nil and maximum milestone payments of C$9,375,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible for paying revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimated at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to the consolidated statements of loss and comprehensive loss in that year.

GBB Drink Lab, Inc. (“GBB”)

On May 12, 2023, the Company announced that it had received a lawsuit filed in S.D. Fla. by GBB against the Company, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claimed that its assets were valued at US$53,047,000 as of August 30, 2022 (prior to the misappropriation and material breach).

On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. On August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was supposed to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. denied the Company’s request to dismiss the lawsuit.

On January 22, 2024, the Company filed a third-party complaint against Joseph Romano (a former director of the Company) and a counterclaim against GBB. The Company alleged that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach. On October 9, 2024, the Court denied Mr. Romano’s motion to dismiss, finding that the Company plausibly had alleged that Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the company’s best interests. GBB and Romano then denied the allegations in their respective answers.

Discovery concluded in July 2025, and the parties filed various pre-trial motions, including summary judgment motions.  On October 9, 2025, the Court granted the motion for the Company’s current counsel, Given Pursley LLP, to appear, officially appointing them and relieving prior counsel, Blank Rome LLP. A status conference was held on December 16, 2025, where the Court ruled on several pending motions. The Court granted Mr. Romano’s motion for summary judgment, dismissing all claims against him. The Court reserved ruling on the Company’s motion for summary judgment, ordering supplemental briefing on the issue of whether GBB had standing to pursue its claims after selling its assets to a third party.  The trial, previously set for January 2026, was continued. The parties filed supplemental briefs addressing standing in accord with the Court’s order.  On March 24, 2026, the Court held that GBB “regained standing” and that its claims were not moot.  The Court denied the Company’s motion for summary judgment.

Between April 20, 2026, and July 21, 2026, there have been a few changes to the ongoing district court litigation. Judge Damian granted a brief delay of the trial in the GBB matter, and Judge Damian entered an order on July 8, 2026, requiring the parties to attend a settlement conference on August 7, 2026.  Subsequent to the August 7, 2026 settlement conference, the case did not settle. The case is set to go to trial during a two-week period, starting August 24, 2026.

Additionally, on June 15, 2026, the Company asked an appellate court, the United States Court of Appeals for the Eleventh Circuit, to issue an order requiring the district court to dismiss GBB’s lawsuit.  Petitioners argued that GBB lost standing and that the district court erred in allowing GBB to restore standing after it was lost.   On June 26, 2026, the appellate court issued an order requiring GBB and the District Court to respond.  On July 13, 2026, GBB Drink Lab and the District Court filed responses to the petition.  The Company then filed a reply brief in support of the petition on July 20, 2026.  The appellate case is still pending.

Lawsuit against CIBC World Markets, RBC Dominion Securities, and John Does 1-10

On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10. The complaint alleges market manipulation through spoofing activities between January 1, 2020, and August 15, 2024. The Company is seeking damages of more than US$700 million. On May 1, 2025, the Company filed an amended complaint, in response to the Motion to Dismiss filed by the banks on January 31, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

The complaint alleges that between January 1, 2020, and August 15, 2024, the defendants engaged in "spoofing," an unlawful trading practice, to manipulate the market price of Quantum's shares. The complaint details that the defendants placed thousands of spoofing orders to sell, creating the illusion that Quantum's share price was declining. This practice allegedly "tricked" other investors into selling their shares at lower prices, driving the company's share price downward. The defendants then purchased shares at artificially depressed prices, positioning themselves to profit when the market price rebounded. The Company claims to have suffered significant damage and seeks to recover more than USD $700 million. It alleges that it sold approximately 90 million shares of its stock on U.S. and Canadian exchanges during the relevant period at artificially depressed prices due to the defendants' spoofing activities. The complaint names CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1 through 10 as defendants. It asserts three claims for relief: violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5(a) and (c), violation of Section 9(a)(2) of the Securities Exchange Act of 1934, and New York Common Law Fraud.

The defendants filed a motion to dismiss on June 16, 2025. On March 30, 2026, the United States District Court for the Southern District of New York largely ruled against defendants. Subsequent to March 30, 2026, no further events occurred as of the date of this report.

19.	Related party transactions

Related parties and related party transactions impacting the condensed consolidated interim financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Related parties include directors, officers, close family members, certain consultants and enterprises that are controlled by these individuals as well as certain individuals performing similar functions.

Key management personnel are those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Transactions with key management and directors comprise the following:

a)	Director’s compensation for the three and six months ended June 30, 2026, is $30,495 and $61,342, respectively (2025 – $30,777 and $60,363, respectively).

b)	During the six months ended June 30, 2026, the Company granted 5,000 (2025 – 57,692) options to an officer of the Company with an exercise price of $6.50 (2025 - C$6.60 to C$9.90) and expiring five years (2025 – two years) from the date of issuance.

c)	During the six months ended June 30, 2026, the Company issued a total of 300,000 Class B Subordinate Voting Shares related to management bonuses of $645,570 accrued as of December 31, 2025 (Note 12).

d)	Of the 3,750 March 2026 Debenture Units, 300 March 2026 Debenture Units were issued to a related party of the Company, who is a director of the Company, and 1,400 March 2026 Debenture Units were issued to an entity, which is owned by a family member of the CFO of the Company. (Note 11).

e)	During the year ended December 31, 2025, the Company entered into a lease agreement with Peak Corp, an entity, which is owned by a family member of the CFO of the Company. The lease arrangement had resulted in the right-of-use asset recognized as at December 31, 2025, of $102,320. The lease term ends on June 30, 2027. During the six months ended June 30, 2026, the Company paid an aggregate of C$54,240 for monthly installments in accordance with the lease arrangement.

f)	During the six months ended June 30, 2026, pursuant to the exercise of warrants from the March 2026 Debentures, 311,818 Class B Subordinate Voting Shares were issued to an entity, which is owned by a family member of the CFO of the Company (Note 12).

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

Key management personnel compensation during the three and six months ended June 30, 2026, and 2025, is comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	215,708	216,641	433,373	424,773
Share-based payments	8,960	—	769,985	1,316,483
	224,668	216,641	1,203,358	1,741,256

As at June 30, 2026, the Company has $Nil (December 31, 2025 - $645,570) owing to related parties related to bonus accruals included in accounts payable and accrued liabilities.

20.	Capital Management

The Company defines capital as the aggregate of its capital stock and borrowings and convertible debentures.

As at June 30, 2026, the Company’s share capital was $188,024,343 (December 31, 2025 – $169,703,291). The Company does not have any long-term debt.

The Company manages its capital structure in accordance with changes in economic conditions. To maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under specific circumstances. The Company is not subject to any externally imposed capital requirements. There were no changes in capital management during the periods ended June 30, 2026, and 2025.

21.	Financial Instruments and Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by real estate properties, and the Company is granted a first or second collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as timing of payments, loan to value, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company’s trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three and six months ended June 30, 2026, and 2025

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

●	Foreign currency risk

Foreign currency risk arises with financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from Canadian dollar denominated cash, investments and trade and other payables. A 1% change in the foreign exchange rates would not have any significant impact on the condensed consolidated interim financial statements.

●	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any material long-term borrowings outstanding subject to variable interest rates. Therefore, the Company is not exposed to interest rate risk as at June 30, 2026.

●	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at June 30, 2026.

Fair values

The carrying values of cash, other receivables (excluding sales tax recoverable), trade and other payables, and notes payable approximate fair values due to the short-term nature of these items, or they are being carried at fair value or, for, notes payable, interest payables and convertible debentures are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the condensed consolidated interim statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Investments are measured using level 1 and level 2 inputs. Digital assets, warrant liabilities and derivative liabilities are measured using level 2 inputs. During the six months ended June 30, 2026, there were no transfers of amounts between levels.

22.	Subsequent events

●	On July 22, 2026, the Company issued 64,832 Class B Subordinate Voting Shares to one investor, an entity, which is owned by a family member of the CFO of the Company, upon the conversion of a convertible debenture, pursuant to the March 2026 Debenture Units.

●	On July 30, 2026, the Company issued 65,036 Class B Subordinate Voting Shares to one investor, an entity, which is owned by a family member of the CFO of the Company, upon the conversion of a convertible debenture, pursuant to the March 2026 Debenture Units.

●	On July 30, 2026, the Company completed a debt settlement transaction, issuing an aggregate of 30,948 Class B Subordinate Voting Shares at a deemed price of C$$3.99 per share in full satisfaction of C$123,487.43 in outstanding indebtedness owed to certain arm’s length creditors and insiders.

●	On July 31, 2026, the Company issued 87,922 Class B Subordinate Voting Shares to one investor upon the conversion of a convertible debenture, pursuant to the March 2026 Debenture Units.

●	On August 10, 2026, the Company issued 74,142 Class B Subordinate Voting Shares to one investor upon the conversion of a convertible debenture, pursuant to the March 2026 Debenture Units.

●	Subsequent to June 30, 2026, the Company successfully sold an aggregate of 187,194 Class B Subordinate Voting Shares for $675,823 in gross proceeds, under its at-the-market offering agreement with Rodman and Renshaw LLC, as sales agent.